

October 22, 2010

Via Facsimile (952) 476-9801

Mr. James R. Sankovitz
Chief Operating Officer, General Counsel and Secretary
Northern Oil and Gas, Inc.
315 Manitoba Avenue — Suite 200
Wayzata, Minnesota 55391

> **Re:** **Northern Oil and Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and**
> **June 30, 2010**
> **Filed May 6, 2010 and August 9, 2010**
> **File No. 0-33999**

Dear Mr. Sankovitz:

We have reviewed your response filed on August 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Reserves, page 3

1.	We note your response to comment 3 in our letter dated July 30, 2010 and your proposed revisions to your disclosure regarding the methodology for calculating your reserves.

Your proposed disclosure does not include a discussion of the specific technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Please revise to include disclosure regarding specific technologies used as required by Item 1202(a)(6) of Regulation S-K.

2.   We note your response to comment 5 in our letter dated July 30, 2010 and the proposed revisions to your disclosure. Please revise to be more specific in addressing our comments and disclose the following:

- Quantify the amount of proved undeveloped reserves converted to proved developed reserves in the past year and disclose material changes in proved undeveloped reserves that occurred during the year. Your revised disclosure should discuss the changes that correspond to the line item reserve changes found in ASC 932-235-50-5; and
- Specifically identify investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. We note you accrued $22.7 million of capital expenditures for drilling activities which directly contributed to the increase in proved developed reserves but it is unclear if this is your total investment to convert proved undeveloped reserves to proved reserves.

Further, we note you do not have any material amounts of proved undeveloped reserves that have remained undeveloped for five years or more. Please confirm you have no proved undeveloped reserves scheduled to be developed beyond five years.

Developed and Undeveloped Acreage, page 19

3.   We note your response to comment 7 in our letter dated July 30, 2010 and proposed draft disclosure. You disclose that leases covering 24,176 net acres are scheduled to expire during the 2010 calendar year. We note that this comprises 21% of your total net acres disclosed as of December 31, 2009. Please explain how you concluded that the impending expiration of this undeveloped acreage is not material.

Productive Oil Wells, page 20

4.   We note your revised tables in response to comment 9 in our letter dated July 30, 2010. The number of wells in the revised disclosure does not agree to the number of wells by state in your original disclosure. Please correct the disclosure or tell us the reason for the discrepancy.

Statements of Operations, page F-4

5.   We note the line item, "Share Based Compensation" on the face of the statements of operations. The staff believes the costs of all non-cash based compensation should be included within the same line items as cash compensation paid. In this regard, please remove the "Share Based Compensation" line item and reclassify the amounts into the appropriate line item. You may refer to Staff Accounting Bulletin 14:F for further guidance.

Note 5. Oil and Gas Properties, page F-15

6.   We note your response to comment 14 in our letter dated July 30, 2010 and the proposed revisions to your disclosure. Pursuant to Rule 4-10(c)(7)(ii) of Regulation S-X, please provide a more detailed status of the significant properties or projects involved with your unevaluated properties, along with more specific information regarding the anticipated timing of the inclusion of the costs in the amortization computation. Also, we note the captions on your tabular presentation include acquisition and drilling costs. Please revise your drilling costs description to exploration or development to comply with the guidance.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Executive Compensation, page 5

Compensation Discussion and Analysis, page 6

7.   We note your response to comment 18 in our letter dated July 30, 2010. Please include such information in your amended filing and in any future filings if you employ multiple peer groups, explaining the reasons why you have chosen different composite companies.

2009 Cash Bonuses, page 6

8.   In response to comment 19 in our letter dated July 30, 2010, you propose to revise your disclosure to state that the bonus amounts were determined by the Compensation Committee on a post hoc basis based on the Committee's assessment of the contributions of Mr. Reger and Mr. Gilbertson during 2009. Please also explain how the Committee ultimately translated these qualitative factors into the cash bonus amounts, and apply the comment to your discussion of the equity awards under "2009 Equity Incentive Plan."

Change-in-Control and Similar Provisions, page 8

9.   We note your response to comment 20 in our letter dated July 30, 2010. Please add to your disclosure what you told us in your response. While we do not necessarily agree

with your characterization of these change-of-control provisions as "standard," we note that the Committee utilized contract terms that it deemed to be standard based on the internal discussions and feedback you described.

Certain Relationships and Related Transactions, and Director Independence, 14

10. We note your response to comment 21 in our letter dated July 30, 2010. Please add to your disclosure all of what you told us in your response, including that the Audit Committee historically has relied upon data from state and federal lease auctions to support the appropriateness of prices paid to any related party in connection with any leasehold acquisition.

11. We note your response to comment 22 in our letter dated July 30, 2010. Please identify the leased acreage which SFE acquired on your behalf and clarify how SFE was compensated for its services.

12. We note your response to comment 23 in our letter dated July 30, 2010. Please provide a more detailed analysis as to how each one of the agreements does not fall within the category of agreements required to be disclosed under Item 601(b)(10)(ii)(A) of Regulation S-K. The purchase of oil and gas leases does not appear to meet the "current assets" exception to this item, and as such it appears that any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties should be filed, unless immaterial in amount or significance. In this regard, for instance, we note your disclosure that Carter Stewart, one of your directors, owns a 25% interest in Gallatin Resources, LLC. Please also identify "MOP" by its full name.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Condensed Balance Sheets, page 2

13. We note your unevaluated cost within Oil and Natural Gas Properties of $86,422,227 at June 30, 2010 does not reconcile to the unevaluated costs in Note 4 of $86,939,327. Please amend your financial statements or footnotes to reflect the correct balance or clarify why these amounts are different.

Note 5 - Oil and Gas Properties, page 13

14. We note your North Dakota acquisitions in the second quarter of 2010. Please revise to provide more detail on the specific amounts paid for these acquisitions and how they relate to the $36 million increase in oil and gas properties in the second quarter of 2010.

Note 14 – Derivative Instruments and Price Risk Management, page 20

15.   We note the June 30, 2010 estimated fair value of your oil contracts and their balance sheet location. We note there is no "non-current assets" caption on your condensed balance sheets at June 30, 2010, and your current derivative liability balance is zero. Please provide more detail on the factors behind the differences in the fair values and carrying values for each of these oil contracts at June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the periods ended June 30, 2009 and June 30, 2008

16.   We note your disclosure regarding your increases in revenues, net income and operating expenses. Given the significant changes you have experienced in the six months ended June 30, 2010, please expand your disclosure to more fully explain and quantify the factors behind material changes in your results of operations. We refer you to Item 303(B) of Regulation S-K.

17.   We note your disclosure and reconciliation of Adjusted EBITDA and Earnings Without the Effect of Certain Items on pages 26 and 27 of your filing. As these amounts meet the definition of non-GAAP financial measures, please expand your disclosure to provide the additional information required by Item 10(e) of Regulation S-K. Specifically, management should demonstrate the usefulness and significance of these measures to an investor and how management uses the measures in the context in which it is presented, considering the items that are excluded. Please also review your disclosure and presentation to ensure it is consistent with the guidance provided in the staff's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures as updated January 15, 2010. You may refer more specifically to Questions 102.03, 102.04 and 102.05

        You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director